Exhibit 99.1

STARFIELD RESOURCES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED FEBRUARY 28, 2011

GENERAL

The following is management’s discussion and analysis (“MD&A”) of the operations, results, and financial position of Starfield Resources Inc. (“Starfield” or “the Company”) for the year ended February 28, 2011, which should be read in conjunction with the Company’s audited financial statements for the year ended February 28, 2011.

Unless otherwise noted, amounts are in Canadian dollars.

FORWARD LOOKING STATEMENTS

Certain information contained or incorporated by reference in this MD&A, including any information as to Starfield`s future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of nickel, copper, platinum, palladium, chromium, gold, and cobalt; volatility in the price of fuel and electricity; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and the USA; business opportunities that may be pursued by the Company; the anticipated impact of converting to International Financial Reporting Standards, operating or technical difficulties in connection with mining or development activities; employee relations; litigation; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks. Many of these uncertainties and contingencies can affect the Company`s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Starfield. These factors are discussed in greater detail in the Company’s most recent Form 20-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

NOTE TO U.S. INVESTORS REGARDING RESERVES AND RESOURCE ESTIMATES

The Company is required under Canadian law (National Instrument 43-101) to calculate and categorize mineral reserves and resources under the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”), CIM Standards on Mineral Resources and Reserves Definitions and Guidelines. These guidelines establish definitions for the reporting of exploration information, mineral resources and mineral reserves in Canada. The U.S. Securities and Exchange Commission (the “SEC”) has not adopted or approved these definitions for use in the United States.

Canadian law requires disclosure of mineral resources that equate to measured, indicated and inferred resources if such resources are material to the company. While the terms “measured resource”, “indicated resource” and “inferred resource” are recognized and required by Canadian securities laws, the SEC does not recognize them, including under its Industry Guide 7. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. persons are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, U.S. persons are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

Accordingly, information concerning descriptions of mineralization, resources and reserves contained herein, and in information filed by the Company on SEDAR and EDGAR, may not be comparable to information made public by U.S. companies subject only to the reporting and disclosure requirements of the SEC.

DATE

This MD&A covers the year ended February 28, 2011, and was prepared on April 21, 2011.

OVERALL PERFORMANCE

Introduction

Starfield is a geologically diverse resource company with multiple projects in favourable geographical settings, including:

•
The Ferguson Lake Project, a nickel-copper-platinum-palladium-cobalt property, located in Nunavut, Canada, covering 670,000-acres.  The Company has incurred substantial exploration expenditures on the Ferguson Lake property in the last few years as it established a very large resource.  Through a joint venture agreement with Thanda Resources Inc. (“Thanda”), the Company has also commenced an exploration program for diamonds on several parts of its property. On March 20, 2008, the Company announced positive economics from a preliminary assessment (“scoping study”) of its 100%-owned Ferguson Lake project. On December 15, 2008, the scoping study was updated, and continued to show that the project was economically attractive. Potentially large and economically viable deposits, such as Ferguson Lake, are not common, especially in a politically stable environment like Canada.

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All dollar values are in Canadian dollars unless otherwise indicated.

•
the Stillwater Project, a nickel-copper-cobalt and chromium property located in Montana, USA, covering approximately 15,700 acres adjacent to the Stillwater Platinum Mine, one of the world’s highest grade and largest producers of platinum group metals;

•	the Moonlight Project, a copper-silver property located in California on which two advanced stage copper-silver targets have been defined by previous mining and exploration; and,
•	two early stage Nevada gold properties, currently under lease to and respectively being evaluated by Golden Predator and Desert Ventures.

Other highlights

On March 7, 2011, the Company announced it 2011 programs, outlining drilling to be done at its Stillwater and Ferguson Lake properties.  Concurrently, the Company will update the 1988 feasibility study of the Stillwater Chrome assets to 43-101 standards; and the 2008 Ferguson Lake Scoping study to reflect development activity and current market conditions.

On January 19, 2011, the Company provided an update on the hydrometallurgical test work being done by SGS Canada Inc.  Once the Phase II oxidation, hydrolysis, floatation tests are complete, the Company will move to the final phase of designing and operating a mini-plant, using Ferguson Lake massive sulphides.

On December 7, 2010, the Company completed a $5.1 million private placement financing by issuing 38,954,155 flow-through units at a price of $0.065 and 51,800,000 common share units at a price of $0.05.  Each unit consisted of one share and one half of one common share warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.10 for 24 months from the closing date.

On October 28, 2010, the Company announced that it had retained M Partners and Gryphon Partners as advisors, to undertake a review of strategic alternatives with the objective to maximize shareholder value.

On October 5, 2010, the Company announced a decision to initiate an update of an October 1988 feasibility study on its Montana chrome properties.  Based on expected long-term prices of chrome, the Company believes that the formerly producing chrome mines on these properties have significant economic value.

On August 23, 2010, the Company announced details of its 2010 exploration program in the highly prospective Y Lake region of its Ferguson Lake project in Nunavut. The program, consisting of five planned holes totalling approximately 1,800 metres, is planned to test two separate conductivity anomalies characterized by strong copper, silver and zinc levels, as well as an additional zone of conductivity characterized by strong gold and copper values in rock chip samples. Drill work was recently completed and assay results are being assessed.

On August 16, 2010, the Company announced it had extended its contract with SGS Canada to continue development of an energy efficient and environmentally friendly hydrometallurigal technology for processing massive sulphides from the Company’s Ferguson Lake project.  The upcoming test work is scheduled to take between 10 and 12 months at a cost of approximately $2 million, and should take the process up to the actual pilot plant stage.

On July 8, 2010, the Company announced interpreted results of a detailed airborne geophysical survey covering the Company’s Moonlight project in Plumas County, California, as well as assay results for the project’s recently completed drilling program which included an intersection of 7.99% copper and 108.6 g/t silver over 55 feet.

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All dollar values are in Canadian dollars unless otherwise indicated.

On June 11, 2010, the Company completed a $2.4 million private placement financing by issuing an additional 28,054,704 units at a price of $0.085 per unit.  Each unit consisted of one flow-through share and one half of one common share warrant. Each whole warrant entites the holder to purchase one additional common share of the Company at a price of $0.15 for 12 months from the closing date.

On April 28, 2010, the Company provided an update on diamond exploration at Ferguson Lake where Thanda intersected a thin kimberlitic dike at a depth of 6.3 metres.  While it does not explain the presence of the kimberlitic and diamond indicator minerals found on the property, the dike has narrowed the search for kimberlites to a 30 kilometre by 10 kilometre block on the Ferguson Lake property.

On April 21, 2010, the Company provided an update on the Hydrometallurgical process for recovering metal from massive sulphide ores.  The circuit testing has surpassed the oxidation goals assumed from prior modeling and costing calculations on the circuit.  The impact of higher percentage oxidation of ferrous iron is reduced reagent consumption downstream, which reduces operating costs.

Financial summary

As at February 28, 2011, Starfield had $3.9 million in cash compared to the February 28, 2010 year end balance of $3.6 million.

The Company had working capital of $3.6 million as of February 28, 2011 (February 28, 2010 - $3.6 million).

The Company’s financial instruments consist of cash, guaranteed investment certificates, account receivable and refundable deposits, accounts payable plus accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. No cash or investments are held in commercial paper or asset based securities.

There were no acquisitions, dispositions, write-offs, abandonments or other similar transactions during the year ended February 28, 2011.

Other information

The results of operations reflect the costs of property acquisitions, exploration expenses and costs incurred by the Company in order to maintain its properties in good standing with regulatory authorities, and for administrative infrastructure to manage the acquisition, exploration, and financing activities of the Company. General and administrative costs can be expected to increase or decrease in relation to the changes in activity required as property acquisitions and exploration continue. General and administrative costs are reduced by interest earned on bank accounts and short term investments. As of February 28, 2011, the Company had not recorded any revenues from its exploration projects.

OUTLOOK

Junior exploration companies typically rely upon equity financing or joint venture partnerships to fund their activities, and it is still difficult for many mining companies to raise funds.  In spite of market conditions, the Company was successful in raising $11.7 million in the past eighteen months. While Starfield has positive working capital, it has a number of exploration programs that is wishes to undertake. To do so, the Company must raise additional funding.

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All dollar values are in Canadian dollars unless otherwise indicated.

During the fiscal year ended February 28, 2011, funds have been spent to perform additional test work to refine the oxidation and hydrolysis stages of Starfield’s hydrometallurgical process. This additional test work verified the results of the testing that took place last year, and was required prior to proceeding with plans for the mini-pilot plant. The development process has now advanced to the next stage, whereby SGS Mineral Resources has been contracted to perform the oxidation and hydrolysis processes in continuous mode within commercially viable parameters, using massive sulfides from the Ferguson Lake property.

Looking forward, Starfield will continue to advance its projects in financially prudent ways by reducing discretionary expenditures.

The Company will continue to focus on its operating priorities during 2011:

•	Conduct some test drilling on the Company’s Stillwater and Ferguson Lake Projects;
•	Develop the flow-sheet for a continuous hydrometallurgical process;
•	Actively seek joint venture partners for its properties; and,
•	Maintain the Ferguson Lake camp, undertake a deep exploration drilling program and continue the permitting process.

FERGUSON LAKE PROJECT

Introduction

With claim blocks spanning over 670,000 acres, and resources of more than 44 million tonnes, the Ferguson Lake Project is the largest base metal (nickel-copper-cobalt) and platinum group metals (“PGM”) project in Nunavut.  Advanced exploration has been conducted by the Company since entering into an option agreement in 1999 whereby Starfield purchased a 100% interest in the mineral claims comprising the Ferguson Lake Property. The Company has undertaken a number of exploratory programs, which have included geological mapping and prospecting, surface and airborne geophysical surveys, and diamond drilling. Additionally, Starfield has commenced exploration for diamonds and gold in other areas of its property. By advancing the massive sulphide discovery towards development, and uncovering value in additional areas of its large land holding, Starfield is well positioned to take advantage of future metal markets.

Scoping Study Confirms Economic Potential of Ferguson Lake Project

An updated scoping study, completed by Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”), was filed on SEDAR on December 15, 2008. The study reflects updated metallurgical testwork results, the effects on capital and operating costs, a discussion of drill results since the last Mineral Resource update, the proposed plant site change to Arviat, the addition of revenue from hematite production, and an updated cash flow with an expanded discussion of commodity price sensitivities. The study shows that the Ferguson Lake project has positive economics.

Highlights of this updated scoping study are as follows:

•	Annual production anticipated at 27.5 million pounds of nickel, 43.6 million pounds of copper, 2.9 million pounds of cobalt, 1.4 million tonnes of sulphuric acid, and 1.4 million tonnes of hematite;
•	Resources sufficient to enable operations through 2030;

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All dollar values are in Canadian dollars unless otherwise indicated.

•	Capital costs estimated to be CDN$1.51 billion; and
•	Hydromet process, with by-product electrical power generation, resulting in very low cost operations.

The Company is pleased that the scoping study continues to indicate a viable project at Ferguson Lake. The study was based primarily on the West Zone resource, and did not include the East Zone. The East Zone, which contains 9.5 million tonnes of mineralization, was excluded due to insufficient diamond drilling and grade information. Also excluded was the potential of the low-sulphide PGM. The metals and acid markets are very volatile, and the return on the project will fluctuate accordingly.

The Ferguson Lake project is expected to initially consist of a small open pit mine, followed by transition into an underground mine within one year of operation. Infrastructure will include a processing plant onsite at Ferguson Lake to crush, clean and grind massive sulphides into slurry. Current plans call for a 285 kilometre pipeline that will transport the slurry from Ferguson Lake to a metallurgical processing plant located on the west coast of Hudson Bay. The two facilities will be connected by an 11-megawatt power line that follows the same path as the slurry pipeline.

The hydrometallurgical processing plant is expected to extract pure, London Metal Exchange-grade nickel, copper and cobalt metals from the Ferguson Lake massive sulphides at competitive production costs. Unlike most metallurgical extraction processes, this environmentally-friendly method generates no toxic residues, recycles key reagents within the process, and produces sufficient electricity directly from the leaching of massive sulphides to power both the plant and the mine, with some excess electricity available for potential sale.

The electricity will be produced from steam created as a result of burning the hydrogen sulphide gas generated from the first stage of leaching. This generates a vast amount of heat while producing a saleable reagent (sulphuric acid) and superheated steam to generate electricity. Generating power from the ore itself means that there is no need to import fuel oil to power the plant, and therefore, no greenhouse gases are emitted to the atmosphere.
A substantial amount of planning and innovation went into this study. The Company’s ability to generate its own electricity results in economical operating costs, and the process plant’s proximity to deep water shipping will make it easier for resupply and by-product transportation.

The scoping study is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to apply the economic considerations that would enable them to be categorized as mineral reserves. There is no certainty that the reserves development, production and economic forecasts on which this scoping study is based will be realized.

Exploration Program

Significant exploration and diamond drilling undertaken in the prior year was primarily designed to upgrade the confidence in a part of the existing copper-nickel-cobalt sulphide mineralization through a series of interspaced and extended drill holes. Additionally, a portion of the drilling was extended beneath the massive sulphide resource in an effort to further understand the low-sulphide PGM occurrence. The massive sulphides are currently being remodelled. Preliminary results have been received, and the Company will finalize the report when adequate resources are available. The final report was put on hold in an effort to conserve funds.

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All dollar values are in Canadian dollars unless otherwise indicated.

During late April 2009, the Company flew a detailed helicopter-borne geophysical survey designed to further delineate possible diamond and gold targets in the vicinity of the Y Lake Trend. This detailed geophysical program consisted of combined DIGHEM electromagnetic and Horizontal Magnetic Gradiometer surveys totalling 4,729 kilometres. In addition to better defining the complex geology within the survey area, the completed processing and interpretation of the data has identified 14 resistivity anomalies. These anomalies are potentially significant, since their size (greater than 100 metres in diameter), shape and apparent continuation to depth may be indicative of kimberlitic intrusive features. Anomaly M4 is particularly encouraging since it is located approximately 1.5 kilometres up-ice of till sample TDS5-126, which contained the previously reported micro-diamond found during mineralogical studies performed by SGS Mineral Services. Additional ground reconnaissance work, rock-chip sampling of targeted areas and closely spaced follow-up till sampling would be the next steps for each of the identified anomalies.
On October 5, 2009, Starfield announced the signing of a joint venture agreement with Thanda to advance Starfield’s previously identified diamond exploration program. The agreement gives Thanda the right to earn an initial 50% participating interest in a joint venture that will focus on the exploration and development of the diamond potential at the Ferguson Lake property by incurring cumulative exploration expenses of $6.5 million over a three year period. After the initial $6.5 million investment, Thanda may choose to commence a prefeasibility study. Upon completion of a prefeasibility study, Starfield may choose to either retain a 30% interest in the project by paying its pro-rata share of the costs of the prefeasibility study and future development, or convert to a 3% gross revenue royalty.

On October 27, 2009, Starfield announced its 2009 drill program for diamonds had commenced on the first of seven high-priority kimberlite-type geophysical anomalies at the Company’s large Ferguson Lake Project in Nunavut, Canada. Thanda is funding the drill program and providing their diamond expertise to design and supervise the program, while Starfield is operating the program using its existing Ferguson Lake infrastructure.

The initiative provides for seven holes to be drilled over four weeks at seven high-priority targets, conditions permitting. Initial drilling commenced at anomaly M4, located approximately 1.5 kilometers up-ice of till sample TDS5-126, which contained the previously reported micro-diamond found during mineralogical studies by SGS Minerals Services. The 14 electromagnetic anomalies were identified by a detailed helicopter-borne geophysical survey. Maps indicating the location of these anomalies can be viewed on Starfield’s website. This program was completed at the end of the third quarter of fiscal 2010.

Any kimberlite core encountered will be logged and sampled, and samples sent to SGS laboratory facilities in Lakefield, Ontario for micro-diamond and diamond indicator analysis. This information will be used to assess the economic potential of the kimberlites.

Hydrometallurgical Testing

In 2006, the Company announced the successful hydrometallurgical bench-scale test extraction of base metals from the Ferguson Lake massive sulphide mineralization, and the subsequent production of high purity nickel and copper metal from the process solution. The 2006 program resulted in laboratory recoveries (from sulphide core samples) ranging from 98% to 99.8% for copper and nickel and 60% to 70% for cobalt. During the two-stage treatment process, the PGMs remain in the final residue (10% of original mass of sample) as a precious metal concentrate with a grade between 30 and 50 grams of palladium plus platinum per tonne. Separate electrolytic nickel and copper (99.99% purity) metal coupons (wafers) have been produced from the hydrometallurgical treatment solutions.

The success of this research program has allowed Starfield to develop a novel, environmentally-friendly and energy-efficient hydrometallurgical flow sheet to recover the base and precious metals from its Ferguson Lake massive sulphides. This process is carried out at atmospheric pressure, thus eliminating the need for a pressure leaching system. The research is focused on the crucial process step of iron precipitation and regeneration of the hydrochloric acid needed for the leaching step.

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All dollar values are in Canadian dollars unless otherwise indicated.

In 2006, the Company provided funding to Dr. Harris to arrange and build a two-stage mini pilot plant leach circuit. The custom-built pilot plant is designed to provide continuous feed and testing of the process. In 2007, the Company signed a contract with SGS Lakefield Research Limited to test the mini pilot plant using the Ferguson Lake massive sulphides. The process circuit’s modular units were set up at the SGS laboratory facility located in Lakefield, Ontario. Dr. Harris and the professional hydrometallurgical staff of Lakefield successfully carried out the project to its completion in the fall of 2007. The objectives of the project were fully realized, by demonstrating the continuous operational capability of the leaching circuits, and providing the data necessary for the scoping study.

During 2006 and 2007, SGS Lakefield Research Limited was also contracted to carry out flotation and metallurgical testing on Ferguson Lake massive sulphide mineralization, and to conduct Platsol Hydrometallurgical leaching of first stage leach concentrate produced from the Harris hydro-metallurgical process. All of these projects have been completed to support the Scott Wilson RPA scoping study evaluation of the Ferguson Lake Project.

In 2008, the Company released further successful test results from the refinement of the hydrolysis circuit in its hydrometallurgical process. During batch testing, the iron hydrolysis and acid recovery circuit worked well, producing high quality hematite and simultaneously recovering high strength hydrochloric acid. The hematite is of sufficient purity and quality to be used directly in steelmaking, and therefore presents a potential new revenue stream for the Ferguson Lake project. Testing of the semi-continuous circuit for iron hydrolysis, precipitation and hydrochloric acid recovery has been ongoing in Montreal. Initial results are encouraging, and further testing is planned.

Preliminary results show:

•	The procedure can be effectively and efficiently translated from the initial batch mode of testing to continuous operation. This is a key achievement in any hydrometallurgical process;
•	Hydrochloric acid, ranging from 30% to 35% in strength, has been continuously, and more importantly, steadily and consistently produced over extended periods of several hours; and,
•
The process generates a highly crystalline black hematite, with a coarse texture that filters very well, and an iron content of 68% to 71%, with no detectable base metals and very low chloride content (<0.2%).

Since the publication of the Company’s scoping study that was filed on SEDAR on May 1, 2008, considerable progress has been made towards optimizing and finalizing the process circuit. The magnesium chloride matrix has been replaced by hydrochloric acid leaching. All the data generated with magnesium are equally applicable to acid alone. The primary leach and secondary leach, both of which were successfully piloted at SGS Lakefield in 2007, perform exactly the same with iron as the matrix as they did with magnesium.

Early in 2009, Starfield engaged the Department of Mining and Materials Engineering, Hydrometallurgy Group, at McGill University in Montreal to perform a series of bench scale and semi-continuous oxidation and hydrolysis tests. These tests were designed to follow up on McGill’s work conducted under a Natural Sciences and Engineering Research Council of Canada (NSERC)/Starfield Collaborative Research and Development (CRD) grant. The majority of this work was completed during the summer and fall of 2009 under the guidance of Professor George Demopoulos. The McGill test work showed that under semi-continuous conditions, the oxidation and hydrolysis process results continued to behave in a manner that the Company expects will lead to commercial application.

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All dollar values are in Canadian dollars unless otherwise indicated.

The Company has contracted SGS Minerals Services in Lakefield, Ontario to advance the development of the hydrometallurgical process to demonstrate that the key steps in the process can operate successfully using commercially available equipment and massive sulphides from Ferguson Lake.  The test work will initially focus on perfecting the oxidation and hydrolysis process steps with a synthetic solution.  Once the test work has been established, 100 kilograms of massive sulphide from Ferguson Lake will be processed to determine any chemical implications to the hydromet circuit.  The Company expects SGS will require approximately six months to complete the work and write the final report.  A successful outcome from these tests will advance the hydromet development to its final phase, which includes the design and construction of a mini pilot plant capable of treating massive sulphides.
On April 21, 2010, the Company provided an update on the Hydrometallurgical process for recovering metal from massive sulphide ores.  The circuit testing has surpassed the oxidation goals assumed from prior modeling and costing calculations on the circuit. Previous work assumed that 75% of the ferrous iron would be oxidized in a single pass through the oxidation reactor, while SGS test work has achieved a best result of 86%. The impact of higher percentage oxidation of ferrous iron is reduced reagent consumption downstream, which reduces operating costs.

The next phase of testing will be an extended oxidation trial run of approximately 80 hours to demonstrate steady operation and to further refine the oxidation step of the circuit.  In late July 2010, Starfield shipped approximately 700 kilograms of massive sulphides from Ferguson Lake to SGS. Upon completion of the initial oxidation and hydrolysis work, the massive sulphides will be used in the front end of the circuit of an integrated mini-pilot plant. The front end is comprised of primary leaching (hydrogen sulphide gas removed) and secondary leaching (PGM residue removed), oxidation, hydrolysis, and, if necessary, iron “polishing” (removal of any residual iron from the solution of base metal chlorides produced).

The solution generated in the front end mini-pilot plant will be used to further develop the back end of the circuit, in which base metals are separated and recovered in saleable form. The hydrogen sulphide gas and PGM residue produced and removed during the primary and secondary leaching phase will be captured for further testing. The hydrogen sulphide gas will be reacted and the heat from that reaction will be measured to further the power generation portion of the process. The PGM residue will undergo testing with the objective of producing a saleable concentrate.

The Company has generated the process information needed to fully define the Ferguson Lake circuit and on August 16, 2010 announced that it had extended its contract with SGS Canada to continue development of the hydromet process up to the actual pilot plant stage.

STILLWATER PROJECT

The Stillwater Project, comprising approximately 15,700 acres, is located in south central Montana, approximately 129 kilometres west southwest of the city of Billings. The project area is in the southern part of the Stillwater Complex, an Archean-age layered mafic-ultramafic magmatic intrusion exposed for 48 kilometres along the northern margin of the Beartooth Mountains. The Stillwater Complex and adjacent rocks have been known to contain copper, nickel, cobalt and chromium deposits since the late 1800s. More recently, deposits of PGM elements have been recognized. Historical resources were defined on the properties, but are not in compliance with NI 43-101.

As previously noted above, Starfield’s Stillwater Project overlies a significant part of the exposed Stillwater Complex, which is a large differentiated, mafic-ultramafic layered intrusive that is analogous in terms of lithologies and mineralization to the Bushveld Igneous Complex in South Africa. Like the prolifically mineralized Bushveld intrusive complex, and as evidenced by the adjacent Stillwater platinum-palladium mine, as well as previous exploration results on the project, Starfield believes its large land position covers several excellent PGM, copper-nickel-cobalt and chrome exploration targets.

Three general targets present on Starfield’s Stillwater Project are of particular interest with respect to the exploration of PGM mineralization. These include the “A” and “B” chromitites located near the base of the Ultramafic Series, the Volatile Enriched Zone (“VEZ”) located at the top of the Ultramafic Series and the potentially strongly mineralized discordant dunite bodies cutting the Ultramafic Series. The VEZ target lies a few hundred feet west of and down section of the JM Reef, which is the PGM-bearing complex that is currently being exploited by Stillwater Mining. (A schematic of Starfield’s claims in the Stillwater district is available on the Company’s website.). Starfield’s priority was to assemble all of the historical data from the Stillwater Project and the new claims purchased from Beartooth.

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All dollar values are in Canadian dollars unless otherwise indicated.

The Company has planned a six-hole diamond drilling program in the summer of 2010.  The drilling program was to focus on two PGM targets, drilling approximately 1,000 metres of core in six angled holes, plus geologic mapping and geochemical sampling.  The PGM targets, at elevations ranging from 2,590 metres to 2,896 metres, include the VEZ, located at the top of the Ultramafic Series, and a potentially high-grade, discordant dunite body cross cutting the Ultramafic Series.  Due to delays in obtaining permits, the drilling program was deferred to the summer of 2011.

The VEZ is considered by Starfield geologists to be largely magmatic in origin and is thought to have considerable size potential.  It is a graphite/sulphide-bearing horizon that is subparallel to and is located 150 to 400 metres down section (south) of the JM Reef currently being mined by Stillwater Mining Company.  A helicopter-borne electromagnetic and aeromagnetic survey flown in 2000 indicated the VEZ exhibits a nearly continuous conductivity anomaly, believed to represent sulphide mineralization approximately 12 kilometres in length west of the Stillwater River, located on Starfield’s claims.  Previous sampling on this segment reportedly averaged 0.13 ounces per ton (4.45 g/t) platinum and 0.32 ounces per ton (10.96 g/t) palladium over a width of 7.6 metres (25 feet).  The drilling program is designed to follow-up on previous surface samples that averaged 18.3 g/t Pt+Pd with an average Pd:Pt ratio of 2.5:1.  The Company plans to drill five angled diamond drill holes in the VEZ.

The second PGM drill target in the 2010 exploration program is a PGM-bearing discordant dunite body, approximately 250 metres in diameter, located in the Crescent Creek area. This intrusive body may be analogous to strongly mineralized, discordant dunite bodies present in the Bushveld Complex.  Previous rock chip grab samples from the Crescent Creek dunite area reportedly returned combined Pt+Pd grades in excess of 80 g/t.  Additionally, this target possesses a strong PGM soil geochemical anomaly that is 900 metres by 300 metres in size.  Starfield plans to drill one angled core hole through this body to test the PGM content.

On October 5, 2010, the Company engaged Scott Wilson RPA to review and update an October 1988 feasibility study on the chrome properties on its Stillwater properties.  The properties contain the formerly operating Benbow and Mountain View mines, which were the only chrome mines to ever produce in North America, and were last operated during the Korean War.  A non-NI 43-101 compliant feasibility study was completed by James Askew Associates for Chrome Corporation of America in 1988.  After an internal review of this study, management believes that its chrome properties in Montana have become economic again.  Consequently, Starfield contracted a third party review in order to verify management’s view.

MOONLIGHT PROJECT

The Moonlight project, totalling approximately 3,160 acres, is located approximately 140 kilometres northwest of Reno, Nevada, in Plumas County, north-eastern California. The project consists of 36 patented claims leased from California-Engels Mining Company and 122 unpatented mining claims (Teagan claims), which are subject to the terms of the California-Engels lease agreement.  During the quarter ended November 30, 2010, the Company dropped certain claims in the Moonlight project that were considered ancilliary to the core project and these claims did not have any ascribed value in the acquisition.

The project occurs in a structurally complex area at the northeast most end of the Sierra Nevada Batholith and overlies a dominantly mafic intrusive body known as the Lights Creek Stock. The project is situated in a part of the Plumas Copper Belt, the site of many historically productive high-grade copper-gold-silver mines, which have been largely inactive since the1930’s. Within the current land position, there are two advanced exploration targets, the Superior and Engels mines, but only the Superior mine has a historical (non NI 43-101 compliant) resource.  This resource located entirely on patented mining claims totals 43 million tons and averages 0.56% copper.

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All dollar values are in Canadian dollars unless otherwise indicated.

On October 29, 2009, Starfield announced its plans to drill at the Engels Prospect to follow up on drilling performed in 2007 where several intervals contained more than 4% copper.  During this initial program, three angle core holes were completed that totalled 574 feet (175 metres).  This drilling was designed to confirm the previously reported high-grade copper intersection and to provide a better understanding of the geology and the nature of the copper mineralization present.

Starfield announced the initial assay results from the above-noted program on November 25, 2009. This release of information covered drill holes ME09-01, which was drilled to a depth of 250 feet, and ME09-02, which was drilled to a depth of 134 feet.  In drill hole ME09-01, the first 140’ of the hole averaged 1.88% copper, including a 13.5 foot interval between 96.5 feet and 110 feet that averaged 5.36% copper and a 10.0 foot interval between 130 feet and 140 feet that averaged 8.23% copper. In addition, hole ME09-01 contained a 31.5’ interval between 158.5 feet and 190 feet that averaged 3.38% copper, which included a 10.5 foot interval averaging 8.87% copper.

In drill hole ME09-02, the first 74.3’ of the hole averaged 3.26% copper, including a 6.5 foot interval between 32.5 feet and 39.0 feet that averaged 6.74% copper and a 17.3 foot interval between 46.0 feet and 63.3 feet that averaged 9.94% copper. In addition, there was a 9.7 foot interval between 79.3 feet and 89.0 feet that averaged 11.25% copper. A cross-section of holes ME09-01 and ME09-02 can be viewed on the Company’s website. The intervals listed above are core lengths and do not necessarily depict true width.

On December 1, 2009, Starfield announced additional assay results from the Company’s initial drilling program at its Moonlight copper project. The table below provides silver assay results from ME09-01 and ME09-02. The intervals listed are drill core lengths and do not necessarily depict true width.

Moonlight Engels 2009 Silver Assay Results

Hole No.	From (f)	To (f)	Interval (f)	Silver (g/t)

ME09-01	98.0	140.0	42.0	40.9

	158.5	176.0	17.5	54.5

ME09-02	42.0	74.3	32.3	61.8

	79.3	89.0	9.7	87.5

Hole ME09-02 also encountered several minor intercepts of gold ranging from 1.5 g/t to 3.6 g/t.

In April 2009, Starfield contracted Fugro Airborne Surveys to fly a detailed helicopter borne DIGHEM EM and aeromagnetic survey of the entire Moonlight project.

This survey, which totalled 440 line kilometres (224 line miles), confirmed previous geologic mapping and better defined lithologic contacts. The locations of major structures, some of which appear to have served as controlling structures (“feeders”) for the copper mineralization, are also evident. This information provides the basis for further geochemical sampling, detailed geologic mapping and the second phase of exploration drilling.

In June 2010, the Company undertook a second phase of drilling to further evaluate the remaining high grade, structurally controlled copper mineralization adjacent to areas previously mined at the Engels mine. This program consisted of four angled holes (ME10-04 through ME10-07) totalling 1,497 feet. Of these holes, ME10-04 through ME10-06 were drilled proximal to the underground workings a short distance northeast (ME10-04 and ME10-06) and/or southwest (ME10-05) of the 2009 drill holes, while ME10-07 was drilled on strike, but immediately northeast of previous mining operations.

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All dollar values are in Canadian dollars unless otherwise indicated.

The two “step-out” holes returned particularly favourable results. Hole ME10-05 returned 91 feet of 5.09% copper and 68.5 g/t silver, including a 55 foot section of 7.99% copper and 108.6 g/t silver. Hole ME10-04 intersected 84 feet of 2.04% copper and 15.3 g/t silver within a 109 foot section of 1.81% copper and 13.8 g/t silver.

The table below provides assay results from the four holes. The intervals listed are drill core lengths and do not necessarily depict true width.

Moonlight Engels 2010 Copper and Silver Assay Results

Hole No.	From (f)	To (f)	Interval (f)	Copper (%)	Silver (g/t)

ME10-04	16.0	125.0	109.0	1.81	13.80

including:	16.0	100.0	84.0	2.04	15.30

	141.0	178.0	37.0	1.95	22.20

	190.0	225.0	35.0	0.79	5.25

ME10-05	10.0	101.0	91.0	5.09	68.50

including:	39.0	94.0	55.0	7.99	108.60

	110.0	120.5	10.5	1.46	13.20

	159.5	191.5	32.0	2.46	20.20

ME10-06:A	168.0	178.0	10.0	0.76	5.20

	213.0	224.0	11.0	0.54	3.86

	238.0	245.5	7.5	1.39	12.80

	330.0	338.0	8.0	4.90	41.40

ME10-07	262.0	275.0	13.0	1.90	15.70

	305.0	310.0	5.0	0.95	9.90

NEVADA GOLD PROPERTIES

Starfield holds  two properties (Dome Hill and Stealth), located in a historic high-grade mining district.  The Stealth property is located in the state of Nevada, and the Dome Hill property straddles the Nevada-California border.  During the quarter ended November 30, 2010, the Company dropped certain claims that were considered ancilliary to the core project and these claims did not have any ascribed value in the acquisition.

On July 6, 2009, the Company signed an agreement with Golden Predator Mines US Inc., a wholly owned Nevada subsidiary of Golden Predator Royalty and Development (“Golden Predator”), in which Golden Predator can acquire up to a 75% interest in Starfield’s portfolio of eight Nevada properties. Starfield will be subject to various lease and royalty commitments if the Company chooses to retain these properties.  On February 10, 2010, the Company amended its agreement with Golden Predator where Golden Predator can acquire up to a 75% interest in only one of Starfield’s Nevada properties.

Golden Predator can earn an initial 51% interest in the property by spending US$1.5 million on the property within 30 months of the signing of a definitive Exploration and Option to Joint Venture Agreement. Golden Predator will assume the obligations of the Company in any underlying property agreements and the payment of Bureau of Land Management claim maintenance fees. Upon completion of the initial 51% earn-in, Golden Predator can earn an additional 24% interest in the property, (thereby increasing its interest to 75%) by spending an additional US$3.0 million dollars during the three year period following the initial earn-in.

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All dollar values are in Canadian dollars unless otherwise indicated.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial data for the Company for its last eight completed quarters:

Quarter ended	2011 Feb 28 Q4	2010 Nov 30 Q3	2010 Aug 31 Q2	2010 May 31 Q1	2010 Feb 28 Q4	2009 Nov 30 Q3	2009 Aug 31 Q2	2009 May 31 Q1

Total revenue	-	-	-	-	-	-	-	-

Net loss, CDN GAAP	(1146)	(387)	(711)	(682)	(2,640)	(350)	(399)	(501)

Deferred mineral property costs	527	1,112	1,532	710	586	767	687	1,861

Cash	3,884	1,068	2,679	2,361	3,581	1,495	915	2,225

Basic and diluted loss per share, CDN GAAP	(0.01)	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)

Weighted average number of shares	688,879	578,022	546,003	521,913	508,503	418,971	332,686	332,686

Note: the above table is in thousands of Canadian dollars except for per share items, which are in Canadian dollars, and weighted average numbers of shares, which are in thousands.

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All dollar values are in Canadian dollars unless otherwise indicated.

SELECTED ANNUAL INFORMATION

$, in thousands except for per share data	February 28, 2011	February 28, 2010	February 28, 2009

Cash and cash equivalents	3,884	3,581	3,899

Mineral properties, deferred exploration, and development expenditures	125,612	124,172	105,379

Working capital	3,556	3,613	4,136

Revenue	-	-	-

Loss before income taxes	2,538	2,669	3,976

Net loss	2,926	3,890	3,142

Basic and fully diluted loss per share	(0.01)	(0.01)	(0.01)

Total assets	130,676	128,849	111,046

Dividends	-	-	-

Note: The above table is in thousands of Canadian dollars except for per share items, which are in Canadian dollars.

Three months ended February 28, 2011 compared to the three months ended February 28, 2010

Deferred exploration costs incurred in the three months ended February 28, were as follows:

	3 months ended February 28, 2011 ($000’s)	3 months ended February 28, 2010 ($000’s)

Maintenance costs	72	84
Compensation	76	264
Aircraft support including helicopter moves	-	(65)
Diamond drilling	-	-
Camp support costs including fuel	2	40
Diamond exploration program	-	29
Recovery of diamond exploration program costs	1	(29)
Analytical and geophysical services	376	263

Accrual basis expenditures, included in balance sheet	527	586

Deferred exploration expenditures incurred during the three months ended February 28, 2011 were lower than during the corresponding period in the prior year due to the reduced exploration activity and lower compensation costs in the current year.  The decline in compensation is due to reduced personnel at the camp and a significant decrease in the capitalization of stock based compensation.  Camp support costs decreased due to less than normal utilization of the camp compared to the corresponding period in the prior year.  Analytical and geophysical costs increased compared to the same period in the prior fiscal year due to the continued development of the hydrometallurgical process.

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All dollar values are in Canadian dollars unless otherwise indicated.

Quarterly general and administrative expenditures incurred were as follows:

	3 months ended February 28, 2011 ($000’s)	3 months ended February 28, 2010 ($000’s)

Consulting	28	-
Directors’ fees	60	63
Investor relations	13	28
Legal and audit	114	140
Management compensation	328	282
Rent and office	83	123
Transfer and regulatory fees	36	116
Travel and conferences	5	15

	667	767

General and administrative expenses for the three months ended February 28, 2011 decreased $0.1 million over the corresponding three months of the previous year due to the combination of the following changes:

•	Consulting fees increased due to the engagement of third party advisors to assist in the search for strategic options for the Company;
•	Legal and audit expenses in the prior year quarter included one time legal costs related to the Nevoro acquisition;
•	Management compensation charges increased in the current quarter due to the redemption of the deferred compensation units;
•	Transfer and regulatory fees decreased due to additional listing fees related to the Nevoro transaction being included in the prior year quarter; and
•	Travel and conferences decreased due to a continued concerted effort by management to curtail discretionary expenses.

During the three months ended February 28, 2011, the Company granted no stock options (February 28, 2010 - 10.8 million) to directors, employees and consultants. The Company recognized $0.2 million in stock-based compensation expense, with a corresponding credit to contributed surplus on the balance sheet, of which $0.01 million of the expense was capitalized to mineral properties (February 28, 2010 - $0.6 million, $0.3 million capitalized). The Company realizes the fair market value of the stock-based compensation over the vesting period of the options. The fair value of the options granted is calculated using the Black-Scholes option pricing model. Options vest equally, with one quarter vesting immediately, and the remainder vesting equally after six, twelve, and eighteen months, respectively, from the date of grant.

On March 1, 2009, the Company established a Compensation Plan for employees and directors. The plan provides for the issuance of deferred compensation units (“DCUs”) which mirror the value of the Company’s publicly-traded common shares. Each DCU is equivalent in value to the fair market value of a common share of the Company on the date of award. The value of each award is charged to stock-based compensation expense over the period of vesting, and a corresponding liability is established on the balance sheet. The outstanding units are marked-to-market at the end of each period.

Under the plan, eligible employees and directors, as determined by the board of directors, will receive a portion of their compensation in DCUs in lieu of a cash payment. Eligible employees and directors agreed to take a salary reduction to fund their portion of the DCUs. The DCUs vest on a monthly basis and are redeemable in cash beginning March 1, 2010, or when the individual ceases to be employed by the Company. The employee DCUs are matched by Starfield. The Company’s matching DCUs vest equally on March 1, 2010 and March 1, 2011. All DCUs were redeemed at their fair market value on February 28, 2011.

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All dollar values are in Canadian dollars unless otherwise indicated.

During the quarter ended February 28, 2011, no DCUs (February 28, 2010 - nil) were issued, and $0.1 million was recorded to stock-based compensation expense, of which $0.1 million was capitalized to the compensation category under mineral properties (February 28, 2010 - $0.2 million, $0.1 million capitalized).

Year ended February 28, 2011 compared to the year ended February 28, 2010

Deferred exploration costs incurred in the year ended February 28, were as follows:

	Year ended February 28, 2011 ($000’s)	Year ended February 28, 2010 ($000’s)

Maintenance costs	373	294
Compensation	998	1,530
Aircraft support including helicopter moves	396	133
Diamond drilling	166	127
Camp support costs including fuel	167	421
Diamond exploration program	10	636
Recovery of diamond exploration program costs	(10)	(636)
Analytical and geophysical services	1,781	1,396

Accrual basis expenditures, included in balance sheet	3,881	3,901
Adjusted for non-cash expenditures and amounts unpaid at the end of the quarter	118	(548)

Amounts disclosed per the statement of cash flows	3763	3,353

Deferred exploration expenditures incurred during the year ended February 28, 2011 were $0.5 million higher than during the corresponding period in the prior year due to the increased spending incurred in developing the hydrometallurgical process in the current fiscal year. Compensation costs have decreased primarily due to a reduction in capitalization of stock-based compensation compared to the prior year in addition to a significant decrease in the number of personnel at the camp site. Starfield did not fully utilize its Ferguson Lake camp during fiscal 2011, which led to a minimization of personnel needed. As a result, there was a substantial decrease in aircraft support and camp support costs for the year ended February 28, 2011. A small drilling program has taken place in the current fiscal year as several holes were drilled during the third quarter of the current year. In addition, several holes were drilled on the Moonlight property. This is compared to a significant drilling program that took place at Ferguson Lake in the same period of the prior fiscal year. Analytical costs have increased compared to the prior year as Starfield has focused on advancing its hyrdromet process through Phase II of its development.

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All dollar values are in Canadian dollars unless otherwise indicated.

General and administrative expenditures incurred for the year ended February 28, were as follows:

	Year ended February 28,2011 ($000’s)	Year ended February 28, 2010 ($000’s)

Consulting	79	9
Directors’ fees	226	236
Investor relations	106	110
Legal and audit	321	250
Management compensation	671	707
Rent and office	424	477
Transfer and regulatory fees	104	184
Travel and conferences	69	102

	2,000	2,075

General and administrative expenses for the year ended February 28, 2011 decreased $0.1 million over the  previous year due to the following changes:

•	Consulting fees increased due to the engagement of third party advisors to assist in the search for strategic options for the Company;
•	Legal and audit expenses in the current quarter included outside accounting support required to cover a maternity leave;
•	Rent and office fees have decreased due to lower rent costs in the current period compared to the same period last year and a concerted effort to curtail costs;
•	Transfer and regulatory fees decreased over the prior year primarily due to additional listing fees charged by the TSX, relating to the Nevoro transaction, included in the prior year; and,
•	Travel and conferences substantially decreased over the same period in the prior year due to a concerted effort by management to curtail discretionary expenditures.

During the year ended February 28, 2011, the Company granted 0.4 million stock options (February 28, 2010 - 10,800,000) to directors, employees and consultants. The Company recognized $0.5 million in stock-based compensation expense, with a corresponding credit to contributed surplus on the balance sheet, of which $0.05 million of the expense was capitalized to mineral properties (February 28, 2010 - $0.6 million, $0.3 million capitalized). The Company recognizes the fair market value of the stock-based compensation over the vesting period of the options. The fair value of the options granted is calculated using the Black-Scholes option pricing model. Options vest equally, with one quarter vesting immediately, and the remainder vesting equally after six, twelve, and eighteen months, respectively, from the date of grant.

During the year ended February 28, 2011, no DCUs (February 28, 2010 - 4,052,052) were issued, and $0.4 million was recorded to stock-based compensation expense, of which $0.3 million was capitalized to the compensation category under mineral properties (February 28, 2010 - $0.8 million, $0.4 million capitalized).

LIQUIDITY

General

The activities of the Company, principally the acquisition and exploration of mineral properties, are financed through the completion of offerings involving the sale of equity securities. These equity offerings generally include private placements and the exercise of warrants and options.

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All dollar values are in Canadian dollars unless otherwise indicated.

Since Starfield is an advanced exploration stage company, it does not have the ability to generate significant amounts of cash and cash equivalents in the short term.  To maintain the Company's capacity to meet planned growth or to fund further development activities, the Company must utilize its current cash reserves, income from investments, and cash from the sale of securities.  As described above, advanced exploration stage companies are heavily reliant on the equity market to fund activities, usually through private placements.  Today’s equity markets make this alternative difficult without incurring significant dilution to existing shareholders.  Starfield is considering all available alternatives, given appropriate pricing and other market conditions.  However, it is currently uncertain, given the current economic and market conditions, whether such initiatives will be successful in generating sufficient cash flow to finance exploration activities.

As at February 28, 2011, Starfield had $3.9 million in cash (February 28, 2010 - $3.6 million) and working capital of $3.6 million (February 28, 2010 - $3.6 million). The increase in cash and working capital at February 28, 2011 compared to February 28, 2010, is the December 2010 private placement.

There are 80.8 million warrants outstanding at February 28, 2011, (February 28, 2010 - 27.4 million) at a weighted average exercise price of $0.20, which, if fully exercised, would raise almost $16.2 million (February 28, 2010 - $16.6 million). The dollar value contribution of only in-the-money warrants is $nil.

There are also 29.6 million stock options outstanding at February 28, 2011, (February 28, 2010 - 41.7 million) with a weighted average exercise price of $0.61 that would contribute approximately $18 million (February 28, 2010 - $23.5 million) if exercised in full. The dollar value contribution of only in-the-money options is $nil.

The Company’s interest rate risks are limited to interest-bearing cash balances.  Accounts payable and accrued liabilities are short-term and non-interest bearing.

As of the date of this report, the Company had approximately $2.8 million in cash, which is held at the Royal Bank of Canada and Scotiabank in Toronto.  Starfield continues to consider opportunities for equity financing or joint venture partnerships.

On December 7, 2010, the Company completed a private placement of 38,954,155 flow-through units and 51,800,000 common share units of the Company at a price of $0.065 and $0.05 per unit, respectively, for total proceeds of $5,122.  Each flow-through unit consisted of one flow-through share and one half of one common share purchase warrant and each common share unit consisted of one common share and one half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.10 for 24 months from the closing date.

The Company paid issuance costs of $496 and issued 6,829,563 broker warrants, expiring 24 months from the closing date, in connection with the offering, entitling the holder to acquire one unit of the Company at a price of $0.05.  Each unit consisted of one common share and one half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.10 for 24 months from the closing date.

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All dollar values are in Canadian dollars unless otherwise indicated.

As of the date of this MD&A, the Company had entered into the following non-discretionary contractual financial obligations:

Item ($, in thousands)	Total	Less than 1 year	1-3 years	More than 3 years

Toronto office leases	399	174	225	-

Kivalliq Inuit Association commercial lease	97	97	-	-

Total contractual obligations	496	271	225	-

Starfield’s receivables are mainly comprised of GST recoveries.

Prepaid expenses and deposits consist primarily of $0.3 million on deposit with the Kivalliq Inuit Association as reclamation, wildlife and environmental bonds, $0.1 million of prepaid insurance, and $0.1 of other deposits.

Income and Capital Taxes

For the year ended February 28, 2011, the Company paid income and capital tax of $546,000 due to a tax liability arising in respect of the Ontario harmonization transition rules.  This new transition tax is considered by many to unfairly and inappropriately tax mining companies in Ontario.  The Company is considering its options in regards to this tax.

Other

Starfield is not aware of any undisclosed commitments, events, risks or uncertainties that the Company reasonably believes will materially affect the Company's future performance.

Starfield has no defaults or arrears or anticipated defaults or arrears on dividend payments, lease payments, interest or principal payment on debt, debt covenants, and redemption or retraction or sinking fund payments.

The Company had no other unusual or infrequent events or transactions over the past year.

CAPITAL RESOURCES

Starfield has no commitments for additional capital expenditures as of the date of this report.

The discovery, development and acquisition of mineral properties are, in many instances, unpredictable events. Future metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements. The Company does not expect to receive significant income from any of its properties within the foreseeable future. Should the Company decide to further develop any of its properties, the Company may fund its capital requirements by arranging additional equity financing, issuing long-term debt, arranging joint ventures with other companies, or through a combination of the above.

The Company does not have sources of financing that have been arranged but not yet used, nor are there expenditures not yet committed but required to maintain the Company's current exploration activities or to meet and to fund current mineral development activities.

RISKS AND UNCERTAINTIES

Exploration and mining companies face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical.

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All dollar values are in Canadian dollars unless otherwise indicated.

The principal activity of the Company is mineral exploration, which is inherently risky. Exploration is also capital intensive, and the Company currently has no source of income other than that described above. Only the skills of its management and staff in mineral exploration and exploration financing serve to mitigate these risks, and therefore are one of the main assets of the Company.

Following are the risk factors, which the Company’s management believes are most important in the context of the Company’s business. It should be noted that this list is not exhaustive and that other risk factors may apply. An investment in the Company may not be suitable for all investors.

Competitive Conditions

The mineral exploration and mining business is competitive in all phases of exploration, development and production. The Company competes with a number of other entities in the search for and the acquisition of productive mineral properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a global basis. As a result of this competition, the majority of which is from companies with substantially greater financial and technical resources than Starfield, the Company may be unable to acquire attractive properties in the future on terms it considers acceptable or recruit and retain qualified employees. In addition, Starfield competes with other resource companies, many of whom have more advanced properties that are better able to attract equity investments and other capital. Existing or future competition in the mining industry could adversely affect the Company’s prospect for mineral exploration and success in the future.

The ability of the Company to acquire properties depends on its success in exploring and developing its present properties and on its ability to select, acquire, and bring to production suitable properties or prospects for mineral exploration and development. Factors beyond the control of the Company may affect the marketability of minerals mined or discovered by Starfield. Mineral prices have historically been subject to fluctuations and are affected by numerous factors beyond the control of the Company.

Title Matters

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims on underlying portions of the Company’s interests, including prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects.

A significant part of the Company’s mineral rights consist of “unpatented” mining claims created and maintained in accordance with the U.S. General Mining Law of 1872. Unpatented mining claims are unique U.S. property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations that supplement the U.S. General Mining Law of 1872. Also, unpatented mining claims are always subject to possible challenges by third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims.

In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law. Although no such legislation has been adopted to date, there can be no assurance that such legislation will not be adopted in the future. If ever adopted, such legislation could, among other things, impose royalties on production from currently unpatented mining claims located on federal lands. If such legislation is ever adopted, it could have an adverse impact on earnings from the Company’s operations, and it could reduce estimates of the Company’s present resources and the amount of the Company’s future exploration and development activity on federal lands.

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All dollar values are in Canadian dollars unless otherwise indicated.

Going Concern

The Company’s ability to continue as a going concern is dependent on its ability to successfully develop and operate its properties. The Company will actively seek financing from time to time to develop its projects; however, the availability, amount and timing of the financing are not certain at this time. Management believes that it will be able to secure the necessary financing through a combination of the issue of new equity, the entering into of joint venture agreements or the exercise of warrants for the purchase of common shares.  However, there is no assurance that the Company will be successful in these actions. Subsequent to the end of the year, the Company announced that it had entered into an agreement with an investment banking firm to raise a minimum of $3 million to a maximum of $5 million.

Acquisition and Integration

From time to time the Company examines opportunities to acquire additional mining assets and business. Any acquisition that the Company may complete may be of significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company. Any acquisition would be accompanied by risks. For example, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio; a material resource may prove to be below expectation; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, the Company may choose to finance any acquisition with existing resources. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisition.

The Company is Experiencing Negative Cash Flow

The success of the Company’s business will depend upon the Company’s ability to develop its cash flow from operations to a point where it becomes profitable. The Company currently has limited cash on hand and no revenue from operations. Since it is experiencing negative cash flow, its cash reserves are being depleted. Accordingly, the Company must obtain additional funds presently through the sale of equity and/or debt capital. The only alternatives for the financing of the Company’s business would be the offering by the Company of an interest in its mining properties to be earned by another party or to obtain project or operating financing from financial institutions.

If the Company cannot increase its cash flow and become profitable, it will have to raise additional funds. However, such funds might not be available on acceptable terms, and, as a result, there would be a material adverse effect on the Company (its business and results of operations), and it may not achieve its business objectives.

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All dollar values are in Canadian dollars unless otherwise indicated.

The Company has No History of Operations

The Company has no history of development on any of its properties. The Company may experience higher than budgeted costs and delays which were not expected. The Company must also locate and retain qualified personnel to conduct exploration work. Further adverse changes in any one of such factors or the failure to locate and retain such personnel will have an additional adverse effect on the Company, its business and results of operations.

The Mining Industry is Speculative and of a Very High Risk Nature

Mining activities are speculative by their nature and involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The Company’s drilling activities are in the advanced exploration stage, and such advanced exploration is subject to the risk that previously reported inferred mineralization may not be economic. If this occurs, the Company’s existing resources may not be sufficient to support a profitable mining operation.

The Company’s activities are subject to a number of factors beyond its control, including intense industry competition and changes in economic conditions (including some operating costs, such as electrical power). Its operations are subject to all the hazards normally incidental to exploration, development and production of base and precious metals, any of which could result in work stoppages, damage to or loss of property and equipment, and possible environmental damage.

An adverse change in any one of such factors, hazards and risks would have a material adverse effect on the Company, its business and results of operations. This might result in the Company not meeting its business objectives.

Foreign Operations

Many of the Company’s property interests are located in the United States of America (“USA”), and are subject to that jurisdiction’s laws and regulations. The Company believes the present attitude of the USA to foreign investment and mining to be favourable, but investors should assess the political risks of investing in a foreign country. Any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of the Company.

Foreign Currency Translation

The consolidated financial statements of the Company are presented in Canadian dollars, the functional currency. The operations of several of its subsidiaries are in US dollars.  The operations of the subsidiaries are translated as follows: monetary assets and liabilities are translated at exchange rates prevailing at the balance sheet date; non-monetary items and any related amortization of such items are translated at the rate of exchange in effect when the assets were acquired or obligations incurred; and all income and expense items are translated at average exchange rates prevailing during the year. Exchange gains and losses are included in net loss for the year. Management monitors foreign exchange derived from currency conversions but does not hedge its foreign currency. A significant change in the Canadian to US dollar exchange rate could have an adverse effect on the Company.

The Company is Dependent on Various Key Personnel

The Company’s success is dependent upon the performance of key personnel. The Company does not maintain life insurance for key personnel, and the loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

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All dollar values are in Canadian dollars unless otherwise indicated.

The Company’s Activities might suffer Losses from or Liabilities for Risks which are not Insurable

Hazards, such as unusual or unexpected geological formations and other conditions, are inherent in mineral exploration and development. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The occurrence of such liabilities could have a material, adverse effect on the Company’s financial position and results of operation.

The Company currently carries general commercial liability, tenant’s legal liability, building, contents and contractors equipment insurance, as well as directors’ and officers’ insurance. Additionally, all contractors carry their own general and equipment liability insurance. Although the Company intends to maintain liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a materially adverse effect upon its financial condition and results of operation.

There is Uncertainty of the Nature and Amount of the Company’s Resources

While the Company has carried out, and will carry out on an annual basis, estimates of its mineral resources, this should not be construed as a guarantee that such estimates are accurate. If such estimates prove to be materially inaccurate, that would have a material effect on the Company’s business and operations.

The Company may Experience Uncertainty in Marketing the Nickel, Copper, Platinum, Palladium, Chromium, Gold and Cobalt which it may Potentially Mine

The Company’s future revenues are expected to be in large part derived from the mining and sale of nickel, copper, platinum, palladium, chromium, gold and cobalt. The prices of these metals fluctuate, and are affected by numerous factors beyond the Company’s control, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new mine development and improved mining and production methods. Any unfavourable change in these factors could cause the Company’s revenues, operations and financial condition to be materially adversely affected.

The Company’s Activities are Subject to Extensive Governmental Regulation and Permitting Requirements

Exploration, development and mining of minerals are subject to extensive federal, provincial and local laws and regulations governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, land claims of First Nations and local people, environmental protection and remediation, endangered and protected species, mine safety and other matters. These laws and regulations are administered by various governmental authorities including but not limited to:

(a)	Government of Canada
(i)	Canada Customs and Revenue Agency (taxation)
(ii)	Canadian Environmental Assessment Agency, Environment Canada (environ-mental protection)
(iii)	Natural Resources Canada (land use and conservation)
(iv)	Dept. of Fisheries and Oceans (land use and conservation)
(v)	Dept. of Indian Affairs and Northern Development (land use and conservation)
(b)	Government of Nunavut
(vi)	Dept. of Sustainable Development (mineral tenure, development and use)
(vii)	Nunavut Planning Commission (land use and conservation)

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All dollar values are in Canadian dollars unless otherwise indicated.

(viii)	Nunavut Water Board, (environmental protection) (land use and conservation)
(ix)	Dept. of Finance (taxation)
(x)	Nunavut Impact Review Board (mine plans, labour rights and relations)
(xi)	Dept. of Culture, Language, Elders and Youth (mine plans, labour rights and relations)
(xii)	Kivalliq Inuit Association (land use and conservation)
(c)	Kivalliq Designated Inuit Organization
(xiii)	Inuit Impact and Benefit Agreement (tax assessment)
(xiv)	Keewatin Regional Land Use Plan (building permitting)
(xv)	Kivalliq Inuit Association (business licensing)

(d)	Government of the United States of America

(e)	Government of California

(f)	Government of Montana

(g)	Government of Nevada

In addition, the current and future operations of the Company, from current exploration through to future development activities and production, require permits, licenses and approvals from some of these governmental authorities. The Company has obtained all government licenses, permits and approvals necessary for the operation of its business to date, however, additional licenses, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on the Company, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring the Company’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on the Company and its business and could result in the Company not meeting its business objectives.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties, or require abandonment or delays in development of its mining properties. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail production, development or exploration.

The Company’s Activities are Subject to Extensive Environmental Protection Requirements

All phases of the Company’s operations are subject to federal, provincial and local environmental regulation in the various jurisdictions in which it operates, which potentially could make operations expensive or prohibit them altogether. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation.  They also set limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations or prevent operations all together.  Environmental hazards may exist (on the properties on which the Company holds and will hold interests) which are unknown to the Company at present and which have been caused by previous or existing owner or operation of the properties.

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All dollar values are in Canadian dollars unless otherwise indicated.

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations, which could potentially make operations expensive or prohibit them altogether. To the extent such future approvals are required and not obtained, the Company may be curtailed or prohibited from restarting, continuing or proceeding with planned exploration or development of the Resource Property.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the development of resource properties may be required to compensate those suffering loss or damage by reason of the mining activities, and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Conflicts of Interest

Certain of the directors and officers of the Company may also serve as directors and officers of other companies involved in gold and precious and base metals or other natural resource exploration and development and consequently, the possibility of conflict exists. Any decisions made by such directors involving the Company will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Company and such other companies. In addition, such directors declare, and refrain from voting on any matters in which such directors may have a conflict of interest.

The Company does not Pay Dividends

The Company has never paid a cash dividend. Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all. Accordingly, it is likely investors will not receive any return on their investment in the Company’s securities other than possible capital gains.

Supply/Demand Outlook for Metals

The Company believes that there are a significant number of external forces acting on supply and demand of base and precious metals. The metal markets for nickel, copper, platinum and palladium, chromium, gold, and cobalt demonstrate considerable volatility, and the Company is unable to predict future metal prices with any certainty.

TRANSACTIONS WITH RELATED PARTIES

During the year ended February 28, 2011, the Company had no transactions with related parties.

OFF-BALANCE SHEET TRANSACTIONS

The Company has not entered into any off-balance sheet transactions.

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All dollar values are in Canadian dollars unless otherwise indicated.

SIGNIFICANT ACCOUNTING POLICIES

i.	Conversion to International Financial Reporting Standards (“IFRS”)

To transition to IFRS, the Company must apply “IFRS 1 - First Time Adoption of IFRS” that sets out the rules for first time adoption.  In general, IFRS 1 requires an entity to comply with each IFRS effective at the reporting date for the entity’s first IFRS financial statements. This requires that an entity apply IFRS to its opening IFRS balance sheet as at the beginning of the earliest comparative period presented in the entity’s first IFRS financial statements, being March 1,
2010.

During the fourth quarter of fiscal 2011, the Company completed the reconciliation of its preliminary opening IFRS balance sheet as at March 1, 2010, which reflects the impact of the applicable IFRS 1 elections the Company expects to apply in its transition to IFRS. The opening balance sheet also reflects the impact of accounting policy differences arising from the transition from Canadian GAAP to IFRS.

The opening consolidated IFRS balance sheet, the discussion regarding IFRS 1 elections, and IFRS accounting policies presented in this MD&A, are preliminary in nature. The final IFRS opening consolidated balance sheet that will be reflected in the IFRS interim first quarter consolidated financial statements dated May 31, 2011 may reflect adjustments relating to any new IFRS pronouncements or other reconciling items which may be identified during the first quarter of 2012.

Exemptions applied under IFRS 1

In preparing the opening consolidated balance sheet as at March 1, 2010, in accordance with IFRS, the Company has applied the following applicable IFRS 1 exemptions.

A)	Optional exemptions from full retrospective application

In the first year of adoption, IFRS 1 allows optional exemptions from the general requirements to apply certain IFRS standards in effect when the Company prepares its interim and annual financial statements. The following summarizes the preliminary discussion relating to those optional exemptions under IFRS 1 and related elections available to the Company.

Business combinations exemption
The Company has elected to apply the business combinations exemption. As a result, the Company has not restated business combinations or otherwise applied IFRS 3 Business Combinations to any acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before the Company’s March 1, 2010 transition date.

Share‐based payment transaction exemption
The Company has elected to apply the share‐based payment exemption. As a result, IFRS 2 Share‐based Payment has not been applied to any equity instruments that were granted on or before November 7, 2002, nor has it been applied to equity instruments granted after November 7, 2002 that vested before the latter of January 1, 2005 and the date of transition of March 1, 2010. For cash‐settled share‐based payment arrangements, the Company has not applied IFRS 2 to liabilities that were settled before March 1, 2010.

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All dollar values are in Canadian dollars unless otherwise indicated.

Reconciliations between IFRS and GAAP
The following reconciliations provide a quantification of the effect of the transition to IFRS. Reconciliations are provided for the transition date as at March 1, 2010.

		March 1, 2010
			Effect of
	Notes		transition to
(in thousands of Canadian dollars)		GAAP	IFRS	IFRS

ASSETS
Current Assets
Cash		$3,581		$3,581
Accounts receivable		220		220
Prepaid expenses and deposits		486		486
Total current assets		4,287	‐	4,287

Mineral properties	(a)	124,172	(2,104)	122,068
Equipment		390		390
Total assets		$128,849	$(2,104)	$126,745

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities		$674		$674
Total current liabilities		674	‐	674

Deferred compensation		385		385
Future income tax liability	(a)	9,944	(2,104)	7,840
Total long‐term liabilities		10,329	(2,104)	8,225

SHAREHOLDERS' EQUITY
Share capital		136,660		136,660
Contributed surplus	(b)	13,024	176	13,200
Warrants		1,020		1,020
Deficit	(c)	(32,858)	(176)	(33,034)
Total shareholders' equity		117,846	‐	117,846
Total liabilities and shareholders' equity		$128,849	$(2,104)	$126,745

Explanation of the effect of the transition to IFRS
The following explains the material adjustments to the balance sheet and income statement.

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All dollar values are in Canadian dollars unless otherwise indicated.

(a) Mineral Properties

March 1,
2010

Initial recognition exception on asset aquisition	$(2,104)

The above adjustments reflect the application of the initial recognition exemption included in IAS 12, accounting for income taxes, in connection with the acquisition of Nevoro.

Information on impairment provisions at March 1, 2010

Because of the difficulty in obtaining the information necessary to estimate future cash flows from exploration and evaluation assets, IFRS 6 modifies the rules of IAS 36 as regards the circumstances in which such assets are required to be assessed for impairment. A detailed impairment test is required in two circumstances:
•
when the technical feasibility and commercial viability of extracting a mineral resource become demonstrable, at which point the asset falls outside the scope of IFRS 6 and is reclassified in the financial statements; and

•	when facts and circumstances suggest that the asset's carrying amount may exceed its recoverable amount.

IFRS 6 includes the following examples of “facts and circumstances” that may indicate that impairment testing is required (the list is not exhaustive):
•	the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;
•	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;
•
exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources, and the entity has decided to discontinue such activities in the specific area; and

•
sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

The Company performed an analysis of impairment as at March 1, 2010. As a result of those analyses, it was concluded that the deemed costs were not impaired at the date of transition to IFRS and no modifications were required to be made to the useful lives and residual values of mineral properties.

(b) Contributed surplus

March 1,
2010

Adjustment to compensation expense due to adoption of IFRS 2	$176

Under IFRS 2, compensation expense is realized using the graduated method over all respective vesting periods with the inclusion of a provision for cancellation based on historical non-vesting rates.  Under Canadian GAAP, compensation expense is recognized on a straight-line basis over each vesting period.

(c) Deficit
The stock based compensation adjustment was recorded against the opening deficit. The total net impact is an increase in deficit of $176 at March 1, 2010.

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All dollar values are in Canadian dollars unless otherwise indicated.

Accounting Policies
During the conversion project, the Company compared and evaluated the impact of IFRS standards on its operations in comparison to those standards presently applied under Canadian GAAP. The Company has completed its final review of the applicability of IFRS 1 elections and will continue to review the impact of amendments to IFRS standards to the first quarter of fiscal 2012, the first filing under IFRS.

The following discussion outlines details of certain accounting policies the Company has applied which have been reflected in the Company’s IFRS consolidated opening balance sheet for the March 1, 2010 date of transition to IFRS.

Functional Currency
Based upon the application of IAS 21 (The Effects of Changes in Foreign Exchange Rates), the Company has determined that the Canadian dollar appropriately represents both its functional and reporting currency for the purposes of reporting under IFRS. Since this is consistent with the methodology presently applied under Canadian GAAP, no additional translation adjustments are expected as a result of the adoption of IFRS.

Mining Interests and Depreciation and Amortization
Although certain aspects of the standards under Canadian GAAP are converged with IFRS, differences still exist primarily with regards to the determination of impairment of assets under IAS 36.

Direct property acquisition costs, advance royalties, holding costs, field exploration and field supervisory costs relating to specific properties are deferred until the properties are brought into production, at which time, they will be amortized on a unit of production basis, or until the properties are abandoned, sold or considered to be impaired in value, at which time an appropriate charge will be made. The recovery of costs of mining claims and deferred exploration is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development and future profitable production or proceeds from disposition of such properties.

The Emerging Issues Committee of the CICA issued EIC-174 - “Mining Exploration Costs” which interprets how Accounting Guideline No. 11 entitled Enterprises in the Development Stage - (AcG-11) affects mining companies with respect to the deferral of exploration costs. EIC-174 refers to CICA Handbook Section 3061 "Property, Plant and Equipment", paragraph 21, which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. EIC-126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC-174 also provides additional guidance for mining exploration enterprises on when an impairment test is required.

The Company reviews its mineral interests for impairment whenever events or changes in circumstances indicate that the carrying amount of the mineral interest may not be recoverable. The net recoverable amount is based on estimates of undiscounted future net cash flows expected to be recovered from specific assets through use or future disposition.

Under Canadian GAAP, any impairment assessed is not reversed. Under IFRS, impairments assessed must be reversed in subsequent periods should economic conditions recover.

Management has performed a preliminary analysis of the potential impact of the application of these IFRS standards on its reported mining interests balance. In accordance with IFRS 1, the Company may elect to measure certain property, plant and equipment at the date of transition to IFRSs at fair value and deem that fair value to be the cost of those assets at that date. The fair value of property, plant and equipment may be based on a previous GAAP revaluation at, or before, the date of transition to IFRS.

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All dollar values are in Canadian dollars unless otherwise indicated.

Under Canadian GAAP, the carrying value of the Ferguson Lake properties and fixed assets have been recorded using historical costs. In addition, the Stillwater, Moonlight and Nevada properties were acquired in 2009 and included on the books at fair value on the date of acquisition. Based on its analysis, the Company expects to apply the IFRS 1 election on transition to IFRS to use the Canadian GAAP book value and acquisition amounts as the deemed cost for the mineral properties and fixed assets for each property respectively. Therefore, no adjustment is expected on transition to IFRS on March 1, 2010 as no further impairments were identified subsequent to the fair value dates for each property.

Share‐Based Payment Transactions
The Company has identified differences relating to the measurement of share‐based payments under IFRS 2 relating to the Company’s stock compensation plans. The differences between Canadian GAAP and IFRS primarily relate to the measurement of stock compensation expense relating to the Company’s stock option plan and the valuation of RSU liabilities at each reporting date.

Under Canadian GAAP, stock compensation expense can be calculated on a straight‐line depreciation method over the respective vesting period for each stock option. Under IFRS, stock compensation expense is recognized on a graduated method over the vesting period and a provision is generally applied against the recognized expense based on the historical rate of non‐vesting of options.

Under Canadian GAAP, the fair value assigned to the liability of outstanding RSU’s is the value of the Company’s share price at each reporting date. Under IFRS, the fair value of the RSU liability at each reporting date is calculated to also include the intrinsic value of the underlying option of the holder to elect the timing of payment of the liability. As a result, under IFRS, the Company’s determination of the fair value of each RSU at each reporting date will now also recognize the incremental value attributable to the volatility of the share price over the remaining term of each RSU.  Management presently expects to utilize the Black‐Scholes model to determine the option value contained in each RSU.

Flow‐Through Shares
The Company is presently reviewing its accounting policies relating to flow‐through shares. Under Canadian GAAP, the accounting treatment of flow‐through shares is addressed by Emerging Issues Committee (EIC) 146, Flow‐Through Shares. Under IFRS for exploration companies which capitalize exploration costs, the “premium” which an investor pays for above the value of the corresponding common shares is classified as a liability within the balance sheet until the point that the company has spent the proceeds on qualifying expenditures and expects to file the appropriate renunciation forms to renounce the expenditures to the flow-through shares investors.

Income Taxes
Similar to Canadian GAAP, deferred tax assets and liabilities are recognized under IFRS based on temporary timing differences between the carrying value of assets and liabilities for accounting purposes and the respective value assigned to those assets and liabilities for tax purposes. As a result, the Company has recognized the corresponding increase or decrease in its reported deferred tax asset or liability balances at the March 1, 2010 IFRS transition date based on the resultant differences between the restated carrying value of assets and liabilities under IFRS and their associated tax bases.

Internal Controls over Financial Reporting & Disclosure Controls and Procedures
Management has continually evaluated the impact of the adoption of IFRS on the reporting and disclosure processes of the Company. Throughout the conversion project, management has made those modifications to its data analysis, information systems, and reporting processes that were required to incorporate the collection of information necessary under IFRS.

As a result of the convergence of Canadian GAAP with IFRS standards, the Company has not presently incorporated any material changes to its ICFR or DC&P during the course of its conversion project. Most changes to the Company’s internal controls were already incorporated incrementally over time as a result of the Company’s adoption of the converged standards.

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All dollar values are in Canadian dollars unless otherwise indicated.

In conjunction with the analysis of the Company’s March 1, 2010 opening balances under IFRS, management has implemented changes to certain of its internal reports and data analysis to facilitate the appropriate collection of data for IFRS reporting purposes. The changes were implemented in parallel to existing reporting and appropriately reconciled to previously reported totals to ensure the completeness and accuracy of the revised reports and analyses. Since these changes represented only a component part of the reporting process, no material changes to the Company’s internal controls have been specifically required as a result of these modifications.

As the ongoing review of accounting policies and procedures is completed prior to the adoption of IFRS, the Company will develop or appropriately modify its policies to ensure the integrity of its internal controls. Any material changes will be communicated quarterly within the internal control discussion contained in the MD&A.

Business Activities
The conversion to IFRS may result in certain consequences which are dependent upon how certain business activities are approached, monitored, or concluded by the Company. Consideration of such issues as foreign currency, hedging activities, debt covenants, compensation arrangements, and risk management practices may be required.

Whereas foreign currency considerations, compensation arrangements, and risk management issues are addressed by the Company on a regular basis, at March 1, 2010, the Company did not have any outstanding debt, with the exception of certain capital leases, and no hedging activities or contracts existed. Management will continue to monitor the impact of IFRS upon its current and future business activities.

Information Systems
In order to facilitate the compilation of information required for IFRS reporting and disclosures, management has made appropriate modifications to its information gathering and analysis procedures. However, no material changes to the Company’s existing accounting systems have been required at present. Those changes which have been implemented generally required minor changes to reports or data analysis to ensure that additional information required for disclosures under IFRS that were not currently collected under Canadian GAAP were appropriately tracked for IFRS reporting purposes.

ii.	Deferred mineral properties

The costs of exploration are capitalized as incurred, as deferred costs, until such time as the properties are put into commercial production, at which time the costs incurred will be charged to operations on a unit-of-production basis over the estimated mine life. During the course of acquiring, exploring and developing potential mining properties, the Company must comply with government regulated environmental evaluation, updating and reclamation requirements. To date, no significant disturbances have occurred. Upon abandonment or sale of a property, all deferred costs relating to the property will be expended in the year of such abandonment or sale. The Company’s recorded value of its deferred mineral properties is based on historical costs that are expected to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is exposed to a number of risks and there is always the potential for a material adjustment to the value assigned to these assets. Such risks also extend to the evaluation of fair values of net assets upon acquisition.

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All dollar values are in Canadian dollars unless otherwise indicated.

iii.	Stock based compensation

The Company follows the fair value method of accounting for its stock-based compensation. The fair value of the stock options awarded is determined at the grant date using the Black-Scholes option pricing model that takes into account the exercise price, expected life of the option/warrant, expected volatility of the underlying shares, expected dividend yield, and the risk free interest rate for the term of the option/warrant. These assumptions are based on the current market conditions at the time of the option grant. Assumptions can vary widely from grant to grant which can materially affect the fair value calculated. The associated fair value is recognized over the vesting period as a stock-based compensation expense charged to the statement of operations or capitalized to mineral properties. Consideration paid for the shares on the exercise of stock options is credited to capital stock.

OTHER

Shares issued and outstanding

As at April 21, 2011, the Company had 640,999,079 shares issued and outstanding as well as 28.0 million options and 80.8 million warrants. The exercise of all outstanding options and warrants would generate cash proceeds of $31.6 million. The dollar value contribution of only in-the-money options and warrants would be approximately $nil.

Disclosure for Issuers without Significant Revenue

Additional disclosure concerning Starfield’s general and administrative expenses and deferred mineral costs is provided in the Company’s statement of operations and the accompanying notes contained in its audited financial statements for February 28, 2011 that is available on its SEDAR Page Site accessed through www.sedar.com.

Disclosure Controls and Procedures

Internal controls

In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting including the engagement of an independent internal control consultant to oversee the program.

Although the Company believes its financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance.

Management is responsible for establishing and maintaining adequate control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on “Internal Control Over Financial Reporting - Guidance For Smaller Public Companies” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as at February 28, 2011.

Disclosure Controls and Procedures

An evaluation was performed under the supervision of and with the participation of management, including the President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures as defined in the National Instrument 52-109. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Company’s disclosure controls and procedures were effective as at February 28, 2011.

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All dollar values are in Canadian dollars unless otherwise indicated.

Approval

The audit committee members and the board of directors of Starfield have approved the disclosure contained in this MD&A.

This MD&A is available on Starfield’s SEDAR Page Site accessed through www.sedar.com.

Other Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.starfieldres.com.

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All dollar values are in Canadian dollars unless otherwise indicated.